Mail Stop 3561

March 26, 2009

Burton Katz
Chief Executive Officer
New Motion, Inc.
42 Corporate Park, Suite 250
Irvine, California 92606

> **Re:** **New Motion, Inc. (dba Atrinsic)**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 29, 2008**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 26, 2008**
> **File No. 001-12555**

Dear Mr. Katz:

We have reviewed your response dated January 21, 2009 to our comment letter and have the following additional comment. Please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on February 20, 2009, the Florida Attorney General announced that the office reached a $1 million settlement with New Motion, Inc. and Traffix, Inc., which jointly do business as Atrinsic, over allegations related to improper billing of mobile content. The agreement requires Atrinsic and its clients to comply with the Attorney General's guidelines on specific disclosure of pricing and subscription terms in the online marketing of mobile content. Please tell us why you have not filed a Form 8-K disclosing this event.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott Galer, Esq.
    Via facsimile (818) 444-6313